Mail Stop 3561

March 5, 2007

Michael M. McGovern
Secretary
ML Asset Backed Corporation
Four World Financial Center
North Tower
New York, New York 10080

Re: ML Asset Backed Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed February 20, 2007
File No. 333-139130

Dear Mr. McGovern:

We have reviewed your responses to the comments in our letter dated December 29, 2006 and have the following additional comment.

Prospectus Supplement

The Receivables Pool, page S-13

1. We note your response to prior comment 8 and reissue the comment, in part. Please revise to include the forms of the tables you would provide in a typical takedown. Alternatively, you may provide us with a more thorough response that indicates the types of information you generally provide in the form of tables.

* * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact H. Yuna Peng at (202) 551-3391 or me at (202) 551-3454 with any other questions.

Regards,

Sara D. Kalin
Branch Chief

cc: Siegfried Knopf, Esq.
        Sidley Austin LLP
        Fax: (212) 839-5599